UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a -16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Table of Contents

Items:

1. Other news

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

On September 15, 2025 at 06:11 p.m., the Bank has received an Order in Appeal under section 107 of West Bengal Goods and Services Tax Act, 2017 from Additional Commissioner of Revenue (Appeals), West Bengal, raising demand amounting to ₹ 49,11,92,021/- (Tax ₹ 23,52,97,705/-, interest ₹ 23,23,64,546/- and penalty ₹ 2,35,29,770/-).

The aforesaid Order in Appeal includes an issue relating to GST demand on services provided by banks to customers maintaining specified minimum balances in their accounts. In the past, the Bank has received show cause notices (SCNs) and order(s) on the same issue from various tax authorities. While the Bank has filed Writ petition(s) against the SCNs, since the aggregate/cumulative amount involved in the above crosses the materiality threshold, this matter is being reported.

The Bank will take appropriate steps, including contesting the Order through a further appeal within prescribed timelines.

The Bank was in the process of evaluating the contents of the Order which has resulted in a delay in the disclosure.

Please take the above information on record.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	September 17, 2025	By:	/s/ Vivek Ranjan
			Name:	Vivek Ranjan
			Title:	Associate Leadership Team

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: 022- 4008 8900 Email:companysecretary@icicibank.com Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390007. India